UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)

BlackRock Municipal Target Term Trust (BMN)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09247M105

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.:09247M105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  4,556,940

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  4,556,940

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

4,556,940

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

9.99%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
BlackRock Municipal Target Term Trust
BlackRock Financial Management L.P.
100 Bellevue Parkway
Wilmington, Delaware 19809

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 4,556,940 shares of BMN on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 9.99% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of BMN fit the investment guidelines for various Accounts. Shares have been acquired since June 27, 1999.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 4,556,940 shares, which represents 9.99% of the outstanding shares. George W. Karpus presently owns 257,920 shares purchased January 3, 2006 at $9.92 (25,000 shares), January 4, 2006 at $9.91 (4,800 shares), January 4, 2006 at $9.89 (200 shares), January 5, 2006 at $9.95 (5,000 shares), January 6, 2006 at $9.96 (12,900 shares), January 9, 2006 at $9.97 (2,500 shares), January 10, 2006 at $9.98 (3,000 shares), January 12, 2006 at $9.98 (9,000 shares), January 13, 2006 at $9.96 (13,000 shares), January 17, 2006 at $10.03 (5,250 shares), January 17, 2006 at $9.97 (7,250 shares), January 23, 2006 at $9.94 (10,000 shares), January 31, 2006 at $9.96 (3,500 shares), February 1, 2006 at $9.97 (6,400 shares), February 3, 2006 at $9.96 (5,200 shares), February 22, 2006 at $9.99 (3,400 shares), March 9, 2006 at $9.98 (5,000 shares), March 21, 2006 at $9.98 (6,000 shares), April 27, 2006 at $9.97 (17,800 shares), May 5, 2006 at $9.96 (100 shares), May 9, 2006 at $9.98 (11,000 shares), May 10, 2006 at $9.99 (22,900 shares), May 11, 2006 at $9.95 (12,600 shares), May 12, 2006 at $9.94 (2,750 shares), May 15, 2006 at $9.94 (5,440 shares), May 16, 2006 at $9.94 (730 shares), June 8, 2006 at $9.93 (10,000 shares), June 20, 2006 at $9.94 (11,800 shares), June 21, 2006 at $9.93 (6,950 shares), June 22, 2006 at $9.93 (1,250 shares), June 23, 2006 at $9.93 (1,500 shares) and June 26, 2006 at $9.95 (25,700 shares). Jo Ann Van Degriff presently owns 33,170 shares purchased December 16, 2004 at $10.33 per share (180 shares), December 17 at $10.31 (220 shares), December 20 at $10.34 (300 shares), December 21, 22, 23, and 28 at $10.35 (400 shares), June 28, 2005 at $10.16 (1,000 shares), June 29 at $10.17 (150 shares), August 9 at $10.08 (350 shares), August 12, 15, 16,and 17 at $10.06 (950 shares), August 18 at $10.07 (200 shares), August 19, 23, and 24 at $10.05 (400 shares), August 22 at $10.06 (100 shares), August 30 at $10.04 (50 shares), August 31 at $10.07 (100 shares), September 7 and 9 at $10.07 (150 shares), September 8, 13, and 15 at $10.06 (350 shares), September 16, 19, 20, and 21 at $10.04 (550 shares), September 22, 23, and 26 at $10.03 (530 shares), October 11 and 25 at $10.03 (340 shares), October 12, 17, and 20 at $10.00 (800 shares), October 14 and 18 at $9.99 (200 shares), November 16 at $9.98 (700 shares), and November 17 and 18 at $9.95 (150 shares), January 4, 2006 at $9.91 (4,750 shares), January 4, 2006 at $9.89 (250 shares), May 9, 2006 at $9.98 (5,000 shares), May 10, 2006 at $9.99 (2,925 shares), May 11, 2006 at $9.95 (1,600 shares), May 12, 2006 at $9.94 (400 shares), May 15, 2006 at $9.94 (70 shares), May 16, 2006 at $9.94 (5 shares), June 26, 2006 at $9.95 (10,000 shares). Karpus Management, Inc. presently owns 13,750 shares purchased on December 14, 15, and 16, 2004 at $10.33 (460 shares), December 17 at $10.31 (140 shares), December 20 and 21 at $10.34 (300 shares), December 22, 23, and 28 at $10.35 (300 shares), July 18, 19, and 20 at $10.13 (1,100 shares), July 21 at $10.12 (300 shares), July 22, 28, and 29 at $10.11 (300 shares), August 1 and 4 at $10.10 (200 shares), August 2 and 3 at $10.11 (600 shares), August 10 at $10.09 (200 shares), August 16 at $10.06 (200 shares), August 18 and 31 at $10.07 (200 shares), August 23 and 24 at $10.05 (300 shares), August 30 at $10.04 (50 shares), September 7 and 9 at $10.07 (100 shares), September 8, 13, 15 at $10.06 (350 shares), September 16, 19, 20, 21, and 29 at $10.04 (650 shares), September 22, 23, 26, and 28 at $10.03 (650 shares), September 27 at $10.02 (300 shares), October 4 at $10.05 (500 shares), October 5 at $10.04 (200 shares), October 6 at $10.02 (200 shares), October 31 at $10.00 (100 shares), November 4 at $9.99 (200 shares), November 8 at $10.01 (100 shares), and November 15 at $9.97 (500 shares), December 9, 2005 at $9.90 (2050 shares), December 13, 2005 at $9.89 (400 shares), May 15, 2006 at $9.94 (760 shares), and May 16, 2006 at $9.94 (2040 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.39%. Urbana Partners, L.P. currently owns 150,000 shares. None of the other Principals of KIM presently owns shares of BMN.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 6/1/2006 -4300 9.97
 6/2/2006 -10000 9.97
 6/5/2006 -400 9.97
 6/6/2006 -3500 9.96
 6/6/2006 3300 9.96
 6/8/2006 16200 9.96
 6/9/2006 -150 9.96
 6/14/2006 4600 9.92
 6/15/2006 400 9.93
 6/16/2006 7600 9.93
 6/20/2006 75860 9.94
 6/21/2006 35000 9.93
 6/22/2006 6400 9.93
 6/23/2006 1500 9.93
 6/26/2006 77200 9.95
 6/28/2006 6000 9.96
 6/29/2006 -7000 9.94
 6/30/2006 500 9.94
 7/5/2006 -1225 9.95
 7/21/2006 -320 9.94
 7/25/2006 -17000 9.95
 7/27/2006 2500 9.97
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the BMN securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   August 9, 2006